1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated July 21, 2005	4

1.2	Press Release dated August 2, 2005

FORWARD-LOOKING STATEMENTS

The Press Releases of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: August 8, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

Exhibit 1.1

Basketball Stars, Mavericks Coaches Set for TOM Online 3-On-3

Basketball Tip-Off this Summer

(Beijing, July 21, 2005) Veteran NBA coaches and top China basketball stars will come together in Beijing this summer for a 3-on-3 basketball series hosted by China’s leading wireless Internet company TOM Online Inc. (NASDAQ: TOMO; Hong Kong GEM: 8282) in a bid to promote the sport and discover new talents.

Through its portal tom.com, whose top ranking Sports Channel counts more than 26 million page views a day*, TOM Online has invited Dallas Mavericks’ present and former coaches Del Harris, Don Nelson and his son Donn, along with two-time China Basketball Association’s most valuable player Tang Zhengdong to preside over the finals of the 3-on-3 matches held in Beijing’s Chaoyang Park from July 31 to August 1.

Basketball legend Hu Weidong, considered China’s answer to NBA megastar Michael Jordan, also will be present to accept from Dallas Mavericks a jersey he was to don in 1998 when the Mavericks offered him a contract. An injury at the time prevented Hu from taking up the offer that would have made him the first Chinese to play in the NBA.

Leveraging its substantial Internet and wireless user base, TOM Online focuses on the provision of mobile music, entertainment and sports contents through an array of distribution channels. As mobile and Internet-enabled devices grow in importance as a mainstream media outlet in China, TOM Online is well-positioned to benefit from that trend as a leading new media service provider with content and distribution partners ranging from print to electronic media to handset manufacturers.

Its partnerships on sports content include exclusive arrangements with Beijing and Guangdong TVs on some of their sports programs, under which tom.com users can interact with the TV hosts on their PCs while they view live matches on television. Through its wholly-owned unit Treasure Base, the Company also holds exclusive distribution deals with China’s most-watched TV sports channel, CCTV5, for some of its wireless products and services.

In its continuing efforts to promote sport spirits among young aspiring athletes, TOM Online is inviting China’s basketball enthusiasts to form teams to participate the 3-on-3 series. Matches are divided into 4 streams: men’s and women’s open, and men’s college and men’s senior high school. A friendly playoff will also be held between one of the champion teams and a visiting basketball team from US high schools.

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

As one of the highlights, Mavericks coaches and CBA players will take to the court to delight fans with their incredible moves and scintillating dunks. In addition, they will give pointers under the hoops to three most valuable players picked from the matches. CBA officials and TOM Online Chief Executive Officer Wang Lei Lei will also present memorabilia to the three veteran US basketball coaches in recognition of their contributions to China basketball over the years. (Harris, Don and Donn Nelson have been supportive of China basketball development in various capacities, including consultants to CBA).

Activities of the two-day event will be webcast live on tom.com’s Sports Channel (http://sports.tom.com/3vs3). With a star-studded lineup, TOM Online’s 3-on-3 Basketball Series promises to be a rollicking, fun-filled spectacle this summer.

*	as at March 31, 2005

About TOM Online Inc. :

TOM Online Inc. (NASDAQ stock symbol: TOMO; Hong Kong GEM stock code: 8282,) is a leading wireless Internet company in China. It operates one of the most successful Internet portals (www.tom.com) in China and offers a wide variety of online and mobile products, as well as online advertising service. In the wireless Internet arena, TOM Online’s diverse range of services includes SMS, Ringback Tone and WAP. It is also one of the largest players of wireless Internet voice businesses such as IVR. As at March 31, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

Media enquiries

Rico Ngai

TOM Online Inc.

Tel: +86 (010) 6528-3399 ext 6940

Mobile: +86 139-118-95354

E-mail: ricongai@tomonline-inc.com

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Exhibit 1.2

Mice Love Rice; Chinese Love Mobile Music

TOM Online kicks off national roadshow to promote copyrighted music on mobile, online platforms

(Beijing, August 2, 2005) TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM: 8282), China’s leading wireless Internet company, announced today the launch of a mobile music roadshow across the country in recognition of the tremendous business potential the fast-growing music service has to offer.

A leader in the provision of mobile music, entertainment and sports contents in the country, TOM Online is also embarking on nurturing a new breed of singers on the Net through the six-city roadshow by lending them its unrivalled wireless, online and offline marketing power as leverage, said TOM Online Chief Executive Officer and Executive Director, Wang Lei Lei.

“Music is not only a universal language, it will also play a key role in uniting wireless and Internet technologies on to a more integrated platform for Internet companies of the future,” said Wang at the launch of the mobile music roadshow in Beijing. “As the online music industry thrives, the dissemination of music via wireless services such as ringback tone (RBT) and interactive voice response services (IVR) ensures copyrighted content is respected and protected, providing artists a financially rewarding environment to grow and new media companies a profitable business model.”

China’s wireless data market is expected to grow to more than US$9.2 billion by 2008 from an estimated US$5.26 billion in 2005, according to Gartner. A key driver for that growth will be the distribution of music and entertainment contents through new wireless media services such as RBT, IVR and ringtone download.

A shining example is the recent success of a Mandarin pop song called “Mice Love Rice”, according to Wang. Released only on the Internet at first, the song became an instant success within the online community before it spread to traditional media outlets such as radio and TV. For RBT service alone, the song has been downloaded to more than 10 million handsets since it went online late last year. At its peak, the song recorded 6 million RBT downloads in one month, generating revenues equivalent to the sales of about 700,000 CDs.

“In China, mobile and Internet-enabled devices are growing in importance as a mainstream media outlet. TOM Online, through its solid partnerships with operators and major music labels, and its substantial wireless and Internet user base, is taking the lead in driving the importance of service providers in the new value chain of the Chinese music industry,” said Wang.

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

TOM Online’s paid wireless services such as RBT, IVR, WAP and SMS counted about 77 million cumulative users as at March 31, 2005. In addition, its portal tom.com is one of the most visited sites in China, providing the Company an invaluable user base and platform to cross sell its mobile music services.

The mobile music roadshow, which features up and coming Internet singers, will kick off with a music extravaganza in Chengdu on August 6th. It will then tour Guangzhou, Nanjing, Zhengzhou and Xian before it stages a finale at Dalian on August 27th.

About TOM Online Inc. :

TOM Online Inc. (Hong Kong GEM stock code: 8282, NASDAQ stock symbol: TOMO) is a leading mobile Internet company in China, operating one of the most successful Internet portals in China (www.tom.com) and offering a wide variety of online and mobile services, including wireless Internet and online advertising. In the wireless Internet arena, TOM Online provides a diverse range of services such as SMS, MMS and WAP, and is the largest player of wireless Internet voice business. As at March 31, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

Media enquiries:

Rico Ngai

TOM Online Inc.

Tel: +86 (010) 6528-3399 ext 6940

Mobile: +86 139-118-95354

E-mail: ricongai@tomonline-inc.com

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com